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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37135

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBS Securities Inc. (f/k/a Greenwich Capital Markets, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

600 Washington Blvd.
(No. and street)

Stamford	Connecticut	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol P. Mathis — 203-897-2585 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol P. Mathis, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RBS Securities Inc. for the year ended December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/26/10 Date

William J. Druschell
Notary Public
My Commission Expires Oct. 31, 2011

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 26th day of February, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
  Notes to Financial Statements.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (filed separately).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
- ☒ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act.
- ☒ (p) Schedule of Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act.
- ☐ (q) Schedule of Segregation Requirements and Funds in Segregation for Dealer Options Accounts Pursuant to Regulation 32.6 of the Futures Trading Commission.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBS SECURITIES INC.
f/k/a Greenwich Capital Markets, Inc.
(S.E.C. I.D. No. 8-37135)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Files pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of RBS Securities Inc.:

We have audited the accompanying statement of financial condition of RBS Securities Inc. (the "Company"), formerly known as Greenwich Capital Markets, Inc., as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of RBS Securities Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

RBS SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009
(in millions, except share data)

ASSETS		
Cash and cash equivalents	$	156
Cash and securities segregated under federal and other regulations		1,227
Receivables from brokers, dealers and other institutions		5,612
Securities purchased under agreements to resell and other collateralized financing arrangements		60,052
Financial instruments owned, at fair value ($41,921 pledged as collateral)		48,408
Accrued interest receivable		263
Other assets		251
Total Assets	$	115,969
LIABILITIES AND STOCKHOLDER'S EQUITY		
Short-term borrowings	$	996
Payables to brokers, dealers and other institutions		5,264
Securities sold under agreements to repurchase and other collateralized financing arrangements		82,650
Financial instruments sold, but not yet purchased, at fair value		22,458
Accrued interest payable		124
Other liabilities		969
Total Liabilities		112,461
Subordinated liabilities		500
STOCKHOLDER'S EQUITY		
Common stock, par value $1 per share, 10,000 shares authorized, 8,000 shares issued and outstanding		-
Additional paid-in-capital		511
Retained earnings		2,497
Total Stockholder's Equity		3,008
Total Liabilities and Stockholder's Equity	$	115,969

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

RBS Securities Inc. ("RBSSI" or the "Company"), formerly known as Greenwich Capital Markets, Inc., is a wholly owned subsidiary of RBS Holdings USA Inc. ("Holdings"). Holdings is an indirect wholly owned subsidiary of The Royal Bank of Scotland Group plc ("RBS"). On December 1, 2008, the UK Government became the ultimate majority shareholder of RBS. The UK Government's shareholding is managed by UK Financial Investments Limited ("UKFI"), a company wholly owned by the UK Government.

RBSSI is a Securities and Exchange Commission ("SEC") registered broker-dealer, a primary dealer of U.S. Government securities and a Commodity Futures Trading Commission ("CFTC") designated Futures Commission Merchant ("FCM"). RBSSI is principally engaged in the purchase, sale and financing of U.S. Treasury, U.S. Agency, asset backed, corporate debt, and equity securities and the execution and clearance of exchange traded futures and options on futures contracts. RBSSI also trades over-the-counter options on U.S. Treasury securities. RBSSI transacts primarily with institutional counterparties and government sponsored entities.

2. Significant Accounting Policies

Basis of Presentation/Use of Estimates

This statement of financial condition has been prepared in accordance with Generally Accepted Accounting Principles, ("GAAP") that require management to make estimates and assumptions regarding financial instrument valuations, compensation expense accruals, tax provision calculations, and other items that affect the financial statements and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

RBSSI holds a controlling financial interest in an entity if it owns a majority of the voting interests of the entity or is considered the primary beneficiary of the entity. A variable interest entity ("VIE") is consolidated by its primary beneficiary, who is the party subject to the majority of the expected losses or the majority of the expected residual returns of the VIE, or both. RBSSI assesses its involvement with VIEs to determine whether consolidation of VIEs is required. All facts and circumstances are taken into consideration when determining whether RBSSI has variable interests that would deem it the primary beneficiary and, therefore, require consolidation of the related VIE. In most cases, it is qualitatively clear based on the extent of the Company's involvement or seniority of its investments that RBSSI is or is not the primary beneficiary of the VIE.

Cash and Cash Equivalents

RBSSI has defined cash equivalents as highly liquid investments including money market instruments, federal funds sold and overnight time deposits with original maturities of three months or less. Substantially all cash is on deposit with major money center banks.

Receivables from and Payables to Brokers, Dealers and Other Institutions

Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"), net receivables arising from unsettled trades, receivables related to customer futures contracts, and unsecured lendings. Payables to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive"), net payables arising from unsettled trades, payables related to customer futures contracts, and unsecured borrowings.

Continued

Securitization Activities

RBSSI securitizes mortgages and securities and records a sale when the accounting criteria for a sale are met. Those criteria are: 1) the assets are legally isolated from RBSSI and its creditors; 2) the transferee entity can pledge or exchange the financial assets or, if the entity is a qualifying special purpose entity ("QSPE"), its investors can pledge or exchange their interests; and 3) RBSSI does not maintain effective control through an agreement to repurchase the assets before their maturity nor have the ability to unilaterally cause the holder to return the assets. Otherwise, transfers are accounted for as collateralized borrowings.

RBSSI may retain, among other items, residual securities, interest only strips, and one or more subordinate or senior tranches, all of which are retained interests in the securitized assets. These retained interests are carried at fair value. In the absence of quoted market prices, RBSSI estimates the fair value of retained interests using observable market data or management's best estimate of certain key assumptions including prepayment speeds, credit losses and forward yield curves.

Collateralized Financing Arrangements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the contract value plus accrued interest as specified in the respective agreements. Securities subject to these arrangements are principally U.S. Government and U.S. Government Agency obligations. The principal and accrued interest amounts are presented on a net-by-counterparty basis under master netting agreements. It is RBSSI's policy to obtain collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily and RBSSI may require counterparties to deposit additional collateral or return pledged collateral when appropriate.

Securities borrowed and securities loaned, respectively, are carried at the amounts of cash collateral advanced and received in connection with those transactions. Interest is accrued at the stipulated contract rate. It is RBSSI's policy to monitor the value of the securities borrowed and loaned on a daily basis and to obtain or return additional collateral as is necessary.

RBSSI may enter into transactions similar to financing activities that do not meet the definition of a secured borrowing. If so, they are accounted for as "purchases" and "sales" rather than financing transactions. These transactions are accounted for as a purchase (sale) of the underlying securities with a forward obligation to sell (purchase) the securities. The forward sale (purchase) obligation, a derivative, is recorded on the statement of financial condition at its fair value.

In certain instances, RBSSI may transfer an asset and enter into a repurchase financing contemporaneously, or in contemplation of the initial transfer. The two transactions should be evaluated together as a linked transaction, unless certain criteria are met. If the criteria are met, the initial transfer and repurchase financing are not evaluated as a linked transaction.

Fair Value Measurements

Fair value is defined as the price that could be received in an asset sale, or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The current accounting guidance for fair value measurements establishes a framework for measuring fair value using a three level hierarchy based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. Fair value measurement accounting guidance does not dictate when fair value should be the basis to account for a

financial instrument, nor does it prescribe which valuation technique should be used. An entity is required to choose appropriate valuation techniques based upon market conditions, availability, reliability, and observability of valuation inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect assumptions that the reporting entity believes would be used by market participants in valuing the asset or liability but that are unobservable.

The level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. RBSSI reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories. Any reclassifications are treated as if they occurred at the beginning of the reporting period.

The fair value option permits entities to irrevocably elect on an instrument-by-instrument basis to measure certain financial assets and financial liabilities at fair value that are not currently required to be measured at fair value, at specified election dates. As of December 31, 2009, RBSSI has not elected to apply the fair value option to any of its assets, liabilities, or commitments.

Financial Instruments
Regular-way securities transactions are recorded on the statement of financial condition on trade date and measured at fair value. Fair value is based generally on quoted market prices or dealer price quotations. To the extent that prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

Securities transactions in the forward market and when-issued transactions are recorded in the statement of financial condition on a settlement-date basis. The mark-to-market values of these transactions are recorded on the statement of financial condition from trade date through settlement date. Receivables and payables arising from unsettled securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

RBSSI's derivative instruments include interest rate and other swaps, options, forward and future contracts. The fair value of derivative instruments are reported in Financial instruments owned or Financial instruments sold, but not yet purchased on the statement of financial condition on trade date as

Continued

an asset or liability. Derivative instruments are marked-to-market daily and are recorded on a net-by-counterparty basis or net-against-cash collateral basis where appropriate and where a legal right of set-off exists under enforceable master netting agreements.

Income Taxes
RBSSI's deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse. A tax benefit is recognized if a position is more likely than not to be sustained.

RBSSI is included in the consolidated U.S. Federal and certain combined state income tax returns of Holding's U.S. holding company parent, NatWest Group Holdings Corporation. In accordance with a tax-sharing agreement with Holdings, the provision for income taxes reflected in the financial statements is computed on a separate company basis and the resulting balances are settled regularly with Holdings.

Bonus Plan
In November 2009, the RBS Board of Directors, in consultation with the UKFI, agreed to amend the RBS Pay and Reward 2009/2010 scheme ("Bonus Plan"). The Bonus Plan affects all employees of RBS, including that of the Company. As amended, the Bonus Plan requires that a predefined percentage of the bonus award per individual be deferred over a period of up to 30 months from the reporting date and may be payable in equity shares or debt of RBS or cash. Any deferred portion yet to be released is subject to forfeiture in accordance with non-compete provisions and may be subject to clawback, as defined in the Bonus Plan, at the discretion of the RBS Board of Directors' Remuneration Committee.

The Company recognized the overall cost of the Bonus Plan into compensation expense on a straight-line basis over the applicable service period for each respective payment less an estimated impact of forfeitures due to the non-compete provisions. Management utilized historical employee turnover rates to estimate the impact of forfeitures. The ultimate impact of forfeitures may materially differ from management's estimate.

As of December 31, 2009 and in relation to the 2009 Bonus Plan, no shares or debt have been issued or been specifically allocated as a result of the Bonus Plan.

Recent Accounting Pronouncements

Accounting Standards Codification ("the Codification" or "ASC")
On September 15, 2009, the Financial Accounting Standards Board ("FASB") enacted Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles". This statement establishes the FASB ASC as the single source of authoritative GAAP in the United States. The topically-organized codification is not intended to change GAAP, but it significantly changes the way that GAAP is presented and referenced in financial statements.

SFAS No. 168 also changes the way in which new authoritative GAAP is issued. The Financial Accounting Statements, FASB Interpretations, and the Emerging Issues Task Force ("EITF") abstracts will now be replaced by Accounting Standard Updates ("ASU"), which will provide updates to the codification, background information on about the new guidance and the basis for conclusions. New pronouncements issued before July 1, 2009 are referred to by their original title.

Continued

In 2009, RBSSI adopted FASB Staff Position SFAS No. 157-4 "Determining Fair Value when the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP No. 157-4"), which provides additional guidance to determine the fair value of a financial instrument in an inactive market. According to FSP No. 157-4, if the market for a financial instrument is inactive and it is determined that one or more quoted prices are associated with one or more distressed transactions, the reporting entity may use valuation methods other than one that uses quoted prices without significant adjustment. Otherwise, the quoted price is viewed as a valid quote and should be used as a relevant input to the fair value. The adoption of FSP No.157-4 did not impact RBSSI's statement of financial condition.

In January 2009, RBSSI adopted SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 requires enhanced derivative disclosures and establishes specific quantitative and qualitative disclosure requirements. Such disclosures include the location and amounts of derivative instruments in an entity's financial statements, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Since SFAS No. 161 impacts disclosure regarding derivatives and not the accounting treatment for derivative instruments and related hedged items, RBSSI's adoption of SFAS No. 161 resulted in enhanced disclosures and did not affect RBSSI's statement of financial condition.

In May 2009, the FASB issued SFAS No. 165 "Subsequent Events" ("SFAS No. 165"), which establishes standards to account for and disclose events that occur after balance sheet date but before the financial statements are issued. The statement specifies that an entity must disclose all subsequent events that provide additional evidence about conditions that existed at the balance sheet date, including any estimates that were inherent in the process of preparing the financial statements. The statement also specifies that an entity must disclose the date through which subsequent events were evaluated. The adoption of SFAS No. 165 did not materially impact the Company's statement of financial condition; however, additional disclosure has been made in Note 17.

In June 2009, the FASB issued SFAS No. 166 "Accounting for Transfers of Financial Assets – an Amendment of FASB Statement No. 140" ("SFAS No. 166") and SFAS No. 167 "Amendments to FASB Interpretation No. 46(R)" ("SFAS No. 167") that amend the accounting requirements for securitizations and, specifically those utilizing QSPEs. SFAS No. 166 retains the legal isolation criteria for sale accounting but eliminates the QSPE concept, and transfers of participations are now limited to only pro-rata participations. Under SFAS No. 167 amendments, all VIEs, including former QSPEs, need to be considered for consolidation, and an increased number of circumstances will trigger reconsideration of VIE status. Further, the method for determining the Primary Beneficiary of a VIE pursuant to SFAS No. 166 has changed from a quantitative model to a qualitative model which focuses on the power to direct the activities of the VIE. SFAS No. 166 and SFAS No. 167 also require enhanced disclosures about transfers of financial assets and interests in variable interest entities. Both statements are effective for reporting periods beginning after November 15, 2009. RBSSI does not expect the adoption of these standards to have a material impact on the Company's statement of financial condition.

In August 2009, the FASB issued ASU No. 2009-05, "Fair Value Measurements and Disclosures – Measuring Liabilities at Fair Value." ASU No. 2009-05 provides guidance in measuring liabilities when a quoted price in an active market for an identical liability is not available and clarifies that a reporting entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. ASU No. 2009-05 is effective for financial statements issued for the first reporting period

Continued

beginning after issuance of the ASU. Because RBSSI's current fair value measurement policies are consistent with ASU No. 2009-5, adoption will not affect RBSSI's statement of financial condition.

In January 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements", which increases disclosure regarding the fair value of assets. The key provisions of this guidance include the requirement to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 including a description of the reason for the transfers. Previously this was only required of transfers between Level 2 and Level 3 assets. Further, reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities; a class is potentially a subset of the assets or liabilities within a line item in the statement of financial condition. Additionally, disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements are required for either Level 2 or Level 3 assets. This portion of the guidance is effective for annual reporting periods beginning after December 15, 2009. The guidance also requires that the disclosure on any Level 3 assets presents separately information about purchases, sales, issuances and settlements. However, this last portion of the guidance is effective for fiscal years beginning after December 15, 2010. RBSSI's adoption of ASU No. 2010-06 will result in enhanced disclosures. RBSSI does not expect the adoption will impact the Company's statement of financial condition.

3. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2009, financial instruments owned with a fair value of $461 million and securities received as collateral from securities purchased under agreements to resell transactions with a fair value of $205 million were in segregation accounts in accordance with SEC rules.

A withdrawal of securities with a fair value of $50 million was made on January 5, 2010 for the final adjustment of the customer reserve deposit pursuant to SEC Rule 15c3-3.

Cash and cash equivalents valued at approximately $253 million at December 31, 2009 were in segregation accounts in accordance with the Commodities Exchange Act. RBSSI also has $513 million of cash on deposit with the Chicago Mercantile Exchange.

4. Financial Instruments

The following table presents RBSSI's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value, as of December 31, 2009 (in millions):

Type of instrument	Assets	Liabilities
U.S. and other Government obligations	$ 12,907	$ 16,266
U.S. Government Agency obligations	28,552	4,022
Corporate and other obligations	4,217	2,089
Mortgage-backed obligations	2,448	-
Equities	14	-
Derivative contracts	270	81
	$ 48,408	$ 22,458

Continued

Derivative Instruments

The Company enters into derivative contracts in connection with its trading activities for risk management purposes and to facilitate client transactions. The Company does not have derivatives designated as hedging instruments. The Company manages the risk associated with its trading activities on a Company-wide basis and a product basis. See Note 6 for the Company's Risk Management procedures.

The following table sets forth the fair value and notionals of the Company's derivative instruments by major product type as of December 31, 2009. These amounts are recorded in the Financial instruments owned/sold, but not yet purchased, at fair value lines in the statement of financial condition.

In millions:

	Derivative Assets		Derivative Liabilities	
	Fair Value	Notional	Fair Value	Notional
Interest Rate	$ 334	$ 170,805	$ 168	$ 104,782
Credit	77	2,726	54	1,365
Foreign Currency	-	4	-	8
Total Derivatives	411	173,535	222	106,155
Counterparty Netting	(141)	-	(141)	-
Total	$ 270	$ 173,535	$ 81	$ 106,155

5. Fair Value Disclosures

RBSSI's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy. See Note 2 for additional information regarding the fair value hierarchy.

The following tables present RBSSI's financial instruments that are carried at fair value as of December 31, 2009 by financial statement line item caption, type of instrument, and level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Assets at Fair Value (in millions)			
Financial Statement caption/Type of Instrument	Level 1	Level 2	Level 3	Total
U.S. and other Government obligations	$ 12,828	$ 79	$ -	$ 12,907
U.S. Government Agency obligations	4,396	24,156	-	28,552
Corporate and other obligations	-	4,217	-	4,217
Mortgage-backed obligations	-	2,387	61	2,448
Equities	2	2	10	14
Derivatives contracts	246	22	2	270
Financial instruments owned, at fair value	$ 17,472	$ 30,863	$ 73	$ 48,408

In addition, there are U.S. and other Government obligations recorded at fair value in Cash and securities segregated under federal and other regulations in the statement of financial condition that are classified as Level 1 assets. See Note 3 for further details.

	Liabilities at Fair Value (in millions)			
Financial Statement caption/Type of Instrument	Level 1	Level 2	Level 3	Total
U.S. and other Government obligations	$ 16,216	$ 50	$ -	$ 16,266
U.S. Government Agency obligations	987	3,035	-	4,022
Corporate and other obligations	-	2,089	-	2,089
Derivatives contracts	80	1	-	81
Financial instruments sold, but not yet purchased, at fair value	$ 17,283	$ 5,175	$ -	$ 22,458

In determining fair value, RBSSI separates "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" into two categories: cash securities (primarily U.S. Government obligations, U.S. Government Agency obligations, Corporate and other obligations, Mortgage-backed obligations and Equities) and derivative contracts.

RBSSI's cash securities are generally classified within Level 1 or 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations or alternate pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most government obligations and active listed equities. Such instruments are generally classified as Level 1. The types of instruments that have significant model inputs all of which are observable or trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency and certain private label mortgage backed securities, and corporate bonds. Such instruments are generally classified as Level 2 of the fair value hierarchy. Certain cash securities are classified within Level 3 of the fair value hierarchy because their valuations require inputs that are unobservable and significant to the overall fair value. Such instruments include primarily certain private label mortgage backed securities and less liquid equities.

Derivatives can be exchange-traded or over-the-counter ("OTC"). Exchange traded derivatives typically fall within Level 1 of the fair value hierarchy since they are based on unadjusted quoted prices in actively traded markets. The fair value of exchange-traded derivative instruments such as futures and certain option contracts are determined by quoted market prices. OTC derivatives are classified as Level 2 of the fair value hierarchy since the significant inputs can be corroborated with market evidence. The fair values of derivative instruments negotiated in the OTC markets such as interest rate and other swaps, forwards and certain option contracts are based on dealer price quotations or pricing models which consider, among other factors, contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and the correlations of such inputs.

Certain of RBSSI's financial instruments are not carried at fair value though they are reported at amounts that approximate fair value. These financial instruments' carrying values approximate fair value due to their short-term and/or liquid nature. Such positions include cash, cash and securities segregated under federal and other regulations, receivables from brokers, dealers and other institutions, securities purchased under agreements to resell and other collateralized financing arrangements, payables to brokers, dealers

and other institutions, securities sold under agreements to repurchase and other collateralized financing arrangements, certain short-term borrowings, and subordinated liabilities.

6. Risk Management

As a major participant in the government securities, credit and asset-backed markets, RBSSI is exposed to various risks that arise in the normal course of its business. The risks to which RBSSI is subject to include market, credit, operational, legal and financial control risks.

RBSSI monitors and controls its risk exposures on a daily basis through a multi-faceted and interrelated series of financial, credit and market risk management monitoring systems that are independent of the front office. Accordingly, RBSSI believes that it has effective procedures for evaluating and limiting the market, credit and other risks to which it is subject. RBSSI's senior management have an active role in the risk management process and through documented policies and procedures, require that various internal control and business groups participate in providing monitoring and oversight. These include, but are not limited to, a Risk and Control Committee, a New Products Committee, a Complex Structured Transactions Committee, an Independent Price Verification Unit, a Credit Approval Process and a RBS Underwriting Committee. In addition, the Company's risk management practices are subject to periodic review by the Company's internal auditors and RBS Risk Management.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price or yield volatility of the underlying instrument imputed from option prices), or other market factors, such as liquidity, will result in market value losses for a position or portfolio. The Company's exposure to market risk is affected by the factors of the markets in which the Company participates as well as the interrelationships between the Company's financial instruments owned and sold, but not yet purchased.

Market risk is monitored daily and controlled through individual and group risk limits, position limits, management oversight, stress testing and regular independent pricing reviews. The Company attempts to control its market risk exposures through hedging strategies and a wide variety of quantitative and qualitative monitoring and analytical review mechanisms, including Value-at-Risk measures.

Credit Risk

Credit risk arises from the potential that a counterparty to a transaction with the Company or an issuer of securities or underlying instruments held by RBSSI might fail to perform under its contractual obligations, which could result in RBSSI incurring losses.

The Company controls credit risk by monitoring counterparty credit exposures and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties and requiring collateral to be deposited with the Company when deemed necessary. Collateral held is generally in the form of U.S. Government securities and Federal Agency securities, other qualifying financial instruments, or cash. The Company has established credit limits for issuers and counterparties that are also monitored on a daily basis. The Company further reduces credit risk by entering into enforceable netting agreements and arrangements that enable the Company to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Continued

Concentrations of Credit Risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's credit concentrations may arise from trading, underwriting and financing activities. The Company monitors credit risk on both an individual issuer and group counterparty basis.

The Company is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of the Company's transactions are executed with financial institutions that include broker-dealers, commercial banks, money managers, insurance companies and mortgage bankers. The Company's exposure to credit risk can be directly impacted by political, industry, and economic factors including volatile trading markets which may impair counterparties' ability to satisfy their obligations to the Company.

The Company's largest concentration of credit risk relates to securities issued by the U.S. Government and Federal Agencies. At December 31, 2009, financial instruments owned that were obligations of the U.S. Government or Federal Agencies represented approximately 35.7% of the Company's total assets. At December 31, 2009, approximately 73.2% of the Company's securities purchased under obligations to resell and other collateralized financing arrangements were collateralized by such obligations, prior to any netting.

Other Risks

Operational, legal and financial control risk relate to losses the Company may incur due to items such as operational problems regarding execution and settlement, deficiencies in legal documentation or compliance, or inadequacies in financial control systems.

Operational risk is managed through the creation and monitoring of key risk indicators, testing of key control processes, escalation procedures for risk events, the promulgation of documented policies and procedures, a New Products Committee responsible for reviewing and approving all new products, and information systems that monitor and track operational risk events.

Legal risk is managed through the assistance of in-house Legal and Compliance Departments staffed with experienced attorneys and compliance professionals knowledgeable in the firm's areas of business. RBSSI's in-house lawyers and compliance professionals work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees written policies and procedures for the proper conduct of business in accordance with applicable law, regulation and RBSSI policy.

RBSSI seeks to minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis, and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

7. Short-term Borrowings

In addition to obtaining short-term borrowings through the repurchase and securities lending markets, RBSSI obtains short-term financing from Holdings. At December 31, 2009, the borrowings with Holdings had a weighted average interest rate of 0.46% and maturities of less than one year.

Continued

8. Subordinated Liabilities

At December 31, 2009, RBSSI had $500 million in subordinated liabilities with third parties, with a weighted average interest rate of 1.01%. These revolving subordinated loan and subordinated note agreements have interest rates that fluctuate with Eurodollar and LIBOR rates and mature in 2010. Under the terms of the agreements, RBSSI must be in compliance with various covenants, the most restrictive of which requires that RBSSI will not at any time permit the aggregate unpaid amount of its subordinated liabilities to exceed 60% of its Total Capital, as defined in the respective note agreement.

Additionally, at December 31, 2009, RBSSI had an undrawn $600 million revolving subordinated loan with NatWest Bank plc and Royal Bank of Scotland plc, both affiliates, equally sharing the commitment. These subordinated loans had an interest rate that fluctuated with Eurodollar rates and will mature within one year.

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority, Inc. ("FINRA") and are thus available in computing net capital under the SEC's "Uniform Net Capital Rule". To the extent that the borrowings are required for RBSSI's continued compliance with minimum net capital requirements, they may not be repaid.

RBSSI was in compliance with all required financial debt covenants as of and for the year ended December 31, 2009.

9. Commitments and Contingencies

Leases and related commitments

RBSSI has obligations under non-cancelable operating leases, principally for office space, that expire on various dates through 2013.

Minimum future rental commitments, net of minimum sublease rentals, under non-cancelable operating leases are set forth as follows (in millions):

Year	Amount
2010	$ 1
2011	1
2012	1
2013	-
Total	$ 3

Securities and other financial instruments sold, but not yet purchased

Securities and other financial instruments sold, but not yet purchased, represent obligations of RBSSI to purchase securities in the future at prevailing market prices. The future satisfaction of such obligations may be for amounts greater or less than the amounts recognized on the statement of financial condition. The ultimate gain or loss is dependent upon the prices at which the underlying financial instruments are purchased to settle RBSSI's obligations under the sale commitments.

Continued

Borrow Versus Pledge
At December 31, 2009, RBSSI had pledged securities with a fair value of approximately $1,303 million against borrowed securities with a fair value of approximately $1,149 million. The securities borrowed and pledged are treated as off-balance-sheet transactions.

Forward Financing Arrangements
In connection with its financing activities, including bonds borrowed and pledged activities, RBSSI had outstanding commitments to enter into future collateralized lendings of approximately $3,615 million and had commitments to enter into future collateralized borrowings of $3,383 million as of December 31, 2009. All such commitments mature within one year and have stated terms, some of which may be subject to change prior to the effective date.

Letters of Credit
At December 31, 2009, the Company was contingently liable for approximately $12 million of letters of credit issued by third party banks on the Company's behalf to satisfy various collateral and margin deposit requirements at clearing organizations.

Litigation
From time to time, the Company may be involved in certain legal and regulatory proceedings arising out of the conduct of its business. Management believes, based on currently available information and after consultation with counsel, that the resolution of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial position.

Underwriting Commitments
In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments that were open at December 31, 2009 and subsequently settled had no material impact on the statement of financial condition at that date.

10. Guarantees

In the normal course of its business, RBSSI may enter into various types of guarantees with counterparties in connection with certain derivative, underwriting, securitization, asset sale and other transactions. Contracts that fall under the definition of Guarantees include contracts that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of the indebtedness of others even though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Derivative Contracts
From time to time, RBSSI may enter into various derivative contracts that meet the definition of a guarantee. These derivative contracts include certain written bond put options, written foreign exchange options, and written interest rate options. At December 31, 2009, RBSSI was not party to any derivative contracts that met or potentially met the definition of a guarantee.

Indemnifications
RBSSI provides representations and warranties to counterparties in connection with, among other things, certain asset-sale and underwriting transactions and occasionally provides indemnifications to those

Continued

counterparties against potential losses caused by a breach of those representations and warranties. These indemnifications are ordinarily documented in standard contractual terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are generally not expected to occur. Accordingly, RBSSI has determined that it is not possible to develop an estimate of the maximum payout under these guarantees and indemnifications. Therefore, RBSSI has not recorded any liabilities in the statement of financial condition as of December 31, 2009 related to these indemnification arrangements.

Other Guarantees
RBSSI is a member of various exchanges and clearinghouses that trade, settle, and clear securities and/or futures contracts. Under standard membership agreements, RBSSI guarantees the performance of other members and may be required to pay a proportionate share of the obligations of such exchanges or clearinghouses in the event of member defaults. This risk is mitigated in many cases by the exchanges or clearinghouses requiring its members to post collateral. RBSSI has not recorded any liabilities in the statement of financial condition as of December 31, 2009 related to these arrangements as it believes that it is unlikely that it will have to make material payments under such arrangements.

11. Income Taxes

RBSSI's deferred income taxes arise principally from liabilities not currently deductible, partnership and other investment activity, REMIC residuals, net operating losses and related valuation allowances. RBSSI has state net operating loss carry forwards of $4 million expiring in various years from 2026 through 2027. RBSSI has established a valuation allowance of less than $1 million with respect to net operating loss carry forward that management believes will not be utilizable.

RBSSI settles its income tax provision with Holdings by agreement through intercompany accounts. At December 31, 2009, the amount payable to Holdings for income taxes was approximately $118 million and is included in Other liabilities.

The total amounts of gross unrecognized tax benefits at the beginning and ending of the year are as follows (in millions):

Unrecognized tax benefits - opening balance	$ 12
Gross increases - tax positions in prior period	34
Gross increases - current period tax positions	4
Lapse of statute of limitations	(2)
Unrecognized tax benefits - ending balance	$ 48

As of December 31, 2009, RBSSI has approximately $48 million of total gross unrecognized tax benefits. Of the total unrecognized tax benefits, approximately $11 million (net of federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. Accrued interest related to uncertain tax provision amounted to $12 million as of December 31, 2009.

As a part of certain combined tax returns, RBSSI is under audit in several jurisdictions. The IRS audit for tax years 2006 through 2008 is in progress. The statue of limitations for the audit by the State of California for tax year 2004 expired in October 2009. Management anticipates that adjustments to the

Continued

unrecognized tax benefits, if any, will not result in a material change to the statement of financial condition. The statute of limitations for other states remains open for the tax years 2005 and forward.

12. Collateral

In connection with its trading activities, particularly in U.S. Government and Agency securities, RBSSI enters into collateralized repurchase agreements, securities lending arrangements and certain other collateralized transactions. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, collateral, in the form of cash or securities, has a fair value in excess of the obligations under the contract.

At December 31, 2009, RBSSI has accepted collateral that it is permitted by contract or industry practice to sell or repledge. This collateral consists primarily of securities received in connection with reverse repurchase agreements with institutional clients and other broker dealers. The net fair value of securities collateral received, excluding the impact of netting, at December 31, 2009 was approximately $62,403 million. At December 31, 2009, the Company received $47 million of cash collateral connected to derivative trades.

In the normal course of business, this collateral is primarily used by RBSSI to cover short sales and to obtain financing. At December 31, 2009, substantially all of the above collateral has been delivered against securities sold short or repledged by RBSSI.

At December 31, 2009, all of the securities pledged to secured parties as identified on the statement of financial condition can be sold or repledged by the secured party.

13. Securitization Transactions

RBSSI regularly creates or transacts with special-purpose entities ("SPEs"). These SPEs are an essential part of RBSSI's securitization and structured finance businesses. The primary uses of SPEs are to obtain sources of liquidity for RBSSI and its clients through securitization vehicles; to create investment products for clients; or to provide asset-based financing to clients. RBSSI may perform various functions, including being the seller, structurer, or underwriter in securitization transactions. RBSSI may also make a market in the issued securities on an on-going basis. RBSSI securitizes mortgage-backed securities and U.S. Government Agency collateralized mortgage obligations. RBSSI has classified these securitization activities into U.S. Agency, Consumer (including Residential Mortgages), and Commercial.

RBSSI may retain interests in securitized financial assets in the form of senior or subordinated securities or as residual interests in the SPEs established to facilitate the securitization. All other securities or beneficial interests are sold to investors. Retained interests in securitizations are generally not held by RBSSI to maturity and are typically sold after the settlement of the securitization. This reduces the impact that changes in fair values of retained interests might have on RBSSI's financial results. Retained interests may be subordinated to other investors' interests. Third party investors and securitization trusts have no recourse to RBSSI's other assets for failure of debtors to perform on the securitized loans or securities, which effectively transfers the risk of future credit losses to the purchasers of the securities issued by the trust. The value of retained interests varies and is subject to credit, interest rate, prepayment and other risks of the transferred assets. In the ordinary course of business, RBSSI does not provide any other financial support to the SPEs other than by holding these retained interests.

The majority of RBSSI's securitization transactions involve entities that are considered to be QSPEs. QSPEs are exempt from consolidation assessment. Securitization vehicles that do not qualify as QSPEs are typically deemed to be VIEs. As discussed in Note 2, a VIE is required to be consolidated by the entity subject to the majority of expected losses or the majority of the expected residual returns of the VIE, or both. RBSSI is not the primary beneficiary of any VIEs through its ownership of certain beneficial interests, and therefore, does not consolidate any VIEs. For those entities in which RBSSI is not the primary beneficiary or which are deemed to be QSPEs, RBSSI does not consolidate the entity.

Transferred assets are accounted for at fair value prior to securitization. RBSSI derecognizes financial assets transferred in securitizations, provided the Company has relinquished control over such assets. All retained interests are accounted for at fair value.

Securitizations

The following table summarizes selected cash flow information related to RBSSI's securitization transactions for the year ended December 31, 2009 (in millions):

	U.S. Agency	Consumer	Commercial
Proceeds from new securitizations	$ 22,671	$ 213	$ -
Cash flows from retained interests	$ 257	$ 2	$ 2

The following table summarizes RBSSI's involvement in QSPEs at December 31, 2009 (in millions):

	US Agency	Consumer	Commercial
Total assets of QSPEs	$ 21,289	$ 76	$ -
Retained interests	$ 1,264	$ -	$ -

Retained interests are included in Financial instruments owned, at fair value on the statement of financial condition.

Key economic assumptions used in measuring the fair value of retained interests at the date of securitization resulting from securitizations completed during the period were as follows:

Assumptions	U.S. Agency Retained Interests
Prepayment speed	25 – 806 PSA
Weighted average life	1 – 12 years
Cash flow discount rate	0 – 68%
Credit losses	N/A[(3)]

The following table sets forth the fair value of retained interests from securitizations as of December 31, 2009, the key economic assumptions used to determine the fair value of retained interests and the sensitivity of the fair value of the retained interests to immediate 10% and 20% adverse changes in those assumptions (dollar amounts in millions):

Assumptions/Impact on Fair Value	U.S. Agency Retained Interests
Fair value of retained interests at December 31, 2009	$1,264
Prepayment speed[(1)]	5 – 41% CPR[(2)]
Impact on fair value of 10% adverse change	$1.20
Impact on fair value of 20% adverse change	$2.20
Weighted average life	0 – 27 years
Cash flow discount rate	0 – 87%
Impact on fair value of 10% adverse change	$17.50
Impact on fair value of 20% adverse change	$34.10
Credit losses	N/A[(3)]
Impact on fair value of 10% adverse change	N/A
Impact on fair value of 20% adverse change	N/A

(1) Prepayment speed has been stressed on an overall portfolio basis for U.S. Agency retained interests due to the overall homogeneous nature of the collateral.

(2) Constant Prepayment Rate - The CPR range represents the low and high points of a dynamic CPR curve.

(3) U.S. Agency retained interests are securities whose principal and interest have been guaranteed by various United States Government Sponsored Enterprises ("GSEs"). These GSEs include the Fannie Mae, Freddie Mac, and the Government National Mortgage Association ("Ginnie Mae"). Fannie Mae and Freddie Mac are federally regulated. These GSEs guarantee that the holders of their mortgage-backed securities will receive payments of interest and principal. Securities guaranteed by either of these two GSEs, although not formally rated, are regarded as having a credit rating equivalent to AAA. Ginnie Mae guarantees the timely payment of principal and interest on all of its mortgage-backed securities, and its guarantee is backed by the full faith and credit of the United States Government.

The sensitivities depicted in the preceding table are hypothetical and should be used with caution. The likelihood of those percent variations selected for sensitivity testing is not necessarily indicative of expected market movements because the relationship of the change in the assumptions to the change in fair value may not be linear. The effect of a variation in a particular assumption on the fair value of a retained interest is calculated without changing any other assumptions. This might not be the case in actual market conditions since changes in one factor might result in changes to other factors. Further, the sensitivities depicted above do not consider any corrective actions that the Company might take to mitigate the impact of any adverse changes in one or more key assumptions.

Variable Interest Entities
In certain circumstances, RBSSI may be involved in residential mortgage and asset backed securitization SPEs that are VIEs and not QSPEs. RBSSI consolidates these VIEs if it is the primary beneficiary of the VIE and discloses the maximum exposure to loss where the Company has "significant" involvement in an unconsolidated VIE. The accounting literature does not define "significant" and, as such, judgment is required. The Company has defined "significant" to include retaining any beneficial interest that represents a material exposure to RBSSI. In various other transactions, RBSSI may act as underwriter or placement agent, or may make a market in debt securities or other instruments issued by VIEs. RBSSI generally considers such involvement, by itself, "insignificant". As of December 31, 2009, RBSSI has no significant involvement in SPEs that are VIEs.

14. Net Capital Requirements

As a registered Broker-Dealer and Futures Commission Merchant, RBSSI is subject to the net capital rules of both the SEC (Rule 15c3-1) and the Commodities Futures Trade Commission ("CFTC") (Regulation 1.17).

Under the SEC's "Uniform Net Capital Rule," RBSSI has elected to compute its minimum net capital using the alternative method. As such, RBSSI is required to maintain minimum net capital of the greater of 2% of aggregate debit items, as defined in Rule 15c3-3, or 8% of customer plus 4% of non-customer risk margin requirements for futures and options on futures positions as defined in the Chicago Mercantile Exchange Rule 970A.

At December 31, 2009, RBSSI had regulatory net capital of $1,521 million, which was $1,354 million in excess of its required minimum net capital of $167 million.

15. Employee Benefit Plans

Employees of RBSSI are eligible to participate in a 401(k) Plan (the "Plan") subject to the satisfaction of various eligibility requirements. RBSSI matches a portion of each participant's contribution in accordance with the Plan documents.

Continued

16. Related Party Transactions

In the normal course of business, RBSSI conducts transactions with, and provides operational and administrative support to, affiliated companies for which it receives consideration. Certain RBSSI activities, primarily futures clearing operations, are guaranteed by NatWest, a wholly owned subsidiary of RBS.

The following table summarizes RBSSI's assets and liabilities as of December 31, 2009 with affiliated companies.

	Amount (in millions)
Assets:	
Receivables from brokers, dealers and other institutions	$ (370)
Securities purchased under agreements to resell and other collateralized financing arrangements	27,571
Financial instruments owned, at fair value	511
Accrued interest receivable	3
Other assets	96
Liabilities:	
Short-term borrowings	$ 996
Payables to brokers, dealers and other institutions	1,145
Securities sold under agreements to repurchase and other collateralized financing arrangements	8,876
Financial instruments sold, but not yet purchased, at fair value	27
Accrued interest payable	1
Other liabilities	245

17. Subsequent Event

The Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 26, 2010, the date the audited statement of financial condition was issued. No recordable or disclosable events occurred through this date.

Deloitte.

Deloitte & Touche USA LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

RBS Securities Inc.
600 Washington Blvd.
Stamford, CT 06901

In planning and performing our audit of the financial statements of RBS Securities Inc. (the "Company"), formerly known as Greenwich Capital Markets, Inc., as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
RBS Securities Inc.
Stamford, CT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by RBS Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating RBS Securities Inc.'s compliance with the applicable instructions of the Form SIPC-7T. RBS Securities Inc.'s management is responsible for the RBS Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037135 FINRA DEC
RBS SECURITIES INC 9*9
ATTN STEWART KESSLER
600 WASHINGTON BLVD
STAMFORD CT 06901-3726

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,185,570

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,737,890)

7/27/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,447,680

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,447,680

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,447,680

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RBS SECURITIES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

[illegible]
(Title)

Dated the _____ day of ______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
121

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,419,776,000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	226,830,000
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	226,830,000
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	136,725,000
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 835,653,000	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	835,653,000
Total deductions	972,378,000
2d. SIPC Net Operating Revenues	$ 1,674,228,000
2e. General Assessment @ .0025	$ 4,185,570

(to page 1 but not less than $150 minimum)

SIPC-6 (28-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending ~~June 30~~ December 31, 2009

SIPC-6 (28-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

RBS Securities Inc
600 Washington Blvd.
Stamford Ct. 06901
FINRA / 8-37135
December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bill Cole (203) 897-2093

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2 but not less than $150 minimum) $ 1,738,040

1. Less payment of $150 made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

Date Paid ______

2. Assessment balance due 1,737,890

B. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

C. Total assessment and interest due $ 1,737,890

D. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as C above) $ 1,737,890

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RBS Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director
(Title)

Dated the 27 day of July, 2009.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: